082-35003

RESVERLOGIX

www.resverlogix.com

09045697

Suite 300
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

March 16, 2009

Via Courier

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between March 1, 2009 through March 15, 2009 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

FOR- Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

SEC Mail
Mail Processing
Section

MAR 17 2009

Washington, DC
106

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Resverlogix Confirms a US $20 Million Equity Financing Plan

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/THIS PRESS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH US NEWSWIRE SERVICES/

Finance details allow for additional rounds totaling over US $35 million

TSX Exchange Symbol: RVX
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CALGARY, March 11 /CNW/ - Resverlogix Corp. ("Resverlogix" or the "Corporation") (TSX:RVX) is pleased to announce today that it is finalizing an agreement for a US $20 million equity private placement, with a syndicate of investors ("Investors"). The terms of the agreement also contemplate an optional US $10 to US $15 million equity placement within six months of the date of closing of the first financing.

Under the terms and conditions of the agreement, on closing of full amount of the first financing (the "First Tranche") Resverlogix will issue units (the "Units"), with each Unit comprising of one common share (a "Common Share") and 0.40 of a purchase warrant (a "Warrant") at a price of CDN $2.72 per Unit. Each whole Warrant would entitle the holder to acquire for a period of five years an additional Common Share at a price of $2.72 per share. The price of $2.72 was reserved with the TSX on February 5, 2009 and represents the 5 day volume weighted average price ("VWAP") on that date without any discount being applied. The exact number of Units to be issued on closing will be based on the CDN/US currency exchange rate on the date prior to closing. Pursuant to Section 604(e) of the TSX Company Manual, which is described below, a fully subscribed closing cannot occur prior to March 17th, 2009, being five business days following the issue of this news release.

In the event that Resverlogix elects to complete a further financing within 6 months of the date of closing of the First Tranche, it would do so under the terms for the second tranche (the "Second Tranche") provided for in the agreement. The agreement calls for a Second Tranche of US $10-$15 million of units (the "Second Tranche Units"), with each Second Tranche Unit consisting of one Common Share and 0.40 of a warrant (a "Second Tranche Warrant"). The price for each Second Tranche Unit would be equal to a twenty percent (20%) discount to the VWAP on the TSX of the common shares immediately prior to the closing date of the Second Tranche. The exercise price of each full Second Tranche Warrant would be equal to the same 5 day VWAP but without a discount. The warrants under both tranches would contain certain anti-dilution provisions, including a weighted average price adjustment should RVX complete another financing (other than the Second Tranche) at a price below the exercise price of such warrants. The Corporation would have complete discretion whether or not to pursue the Second Tranche financing.

There are currently 30,140,660 common shares of Resverlogix outstanding. The US $20 million First Tranche is estimated to result in the issuance of 9,449,900 million common shares, based on March 10, 2009 closing exchange rate of 0.7781 at 16:30 EST. This represents dilution of 31% without taking into account exercise of the warrants and 44% assuming full exercise of the warrants. The actual dilution would be dependent upon the actual exchange rate used at the time of closing of the First Tranche. Insiders of the Corporation may participate in the financing, but such participation, if any, is not known at this time. In the event that any insiders participate, the identity of the insiders and details of their participation will be disclosed upon closing. Should the Second Tranche be completed, the number of Second Tranche Units issued would be dependant on the then 5 day VWAP and foreign exchange rate. Completion of the First Tranche would not result in the creation of any new insider of the Corporation, although the exact allocation among Investors is not yet fixed and it is possible that an Investor could, however, acquire more than 10% of the outstanding shares of Resverlogix if it exercises its First

Tranche Warrants or if the Second Tranche is completed and it acquires sufficient Second Tranche Units.

"We are very pleased to announce this significant financial arrangement during these extremely tough economic times," stated Donald J. McCaffrey, President and CEO of Resverlogix Corp. "With the financial support of our newest shareholder base we are now in position to significantly extend the human clinical trials that we have been engaged in for the past year. We are particularly pleased with the quality of investors who are committed to a long term partnership with Resverlogix. The NexVas(TM) therapeutic platform, which includes our RVX-208 atherosclerosis therapeutic, can now be tested in future human dosing and IVUS trials as well as in Alzheimer's disease," added McCaffrey.

Under the TSX Company Manual, any warrants issued with an exercise price that is not equal to the market price of the shares at the time of exercise are considered to be issued at a discount as are any common shares issued in conjunction with such warrants. As a result, the TSX Company Manual requires that Resverlogix either obtain shareholder approval for the financing or that it rely upon the "financial hardship" exemption from shareholder approval in subsection 604(e) of the TSX Company Manual. As the Corporation does not have sufficient time to seek shareholder approval it is relying upon the financial hardship exemption. The Corporation's Board of Directors have carefully reviewed the terms of this financing and have determined that completion of the financing and reliance on the financial hardship exemption is reasonable and in the best interests of the Corporation, particularly in light of the state of the economy and financial markets. As a result of the Corporation's reliance on subsection 604(e) of the TSX Company Manual the Corporation has agreed to submit to the ordinary course of listing review upon closing of this transaction. The Corporation has no reason to believe that, upon completion of the offering, it will not continue to be in full compliance with all TSX listing requirements.

In addition to the above terms of the financing, the agreement also contemplates the following:

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- The Lead Investor would have the right to nominate a director for election to the Corporation's Board of Directors;
- The Lead Investor and certain management shareholders would have agreed to restrictions on their ability to dispose of Common Shares, including daily and annual trading volume restrictions on the TSX;.
- Certain management shareholders of the Corporation would, unless such requirement is waived by the Investors vote all common shares held by them against any potential transaction which would, in effect, amount to a takeover of the Corporation if such transaction does not provide for a return to investors of at least five times their investment under the financing.

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The completion of the offering is subject to the approval of the TSX and all other necessary regulatory approvals. The securities issuable pursuant to the offering will be subject to applicable regulatory hold periods.

The securities to be issued under the offering have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) PR program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These

vital therapies address the grievous burden of atherosclerosis and other important diseases such as Acute Coronary Syndrome, Diabetes, Alzheimer's disease, Peripheral Artery Disease and other vascular disorders. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Donald McCaffrey, President & CEO, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Don(at)resverlogix.com/

(RVX.)

CO: Resverlogix Corp.

CNW 17:42e 11-MAR-09